March 18, 2005



Mail Stop 0408

By U.S. Mail and facsimile to (650) 312-4918

James R. Baio
Senior Vice President & Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

Re:	Franklin Resources, Inc.
      Form 10-K for the year ended September 30, 2004
      File No. 0-09318

Dear Mr. Baio:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please address the following comments in your future filings and provide us drafts of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Note 13 - Commitments and Contingencies - page 78

1. Please revise to address the following regarding your accounting under FIN 46-R for the entities in which you are a significant variable interest holder, including Lightning Finance Company
Limited
(LFL):

* In particular, you state on page 83 that the sole business purpose of LFL is to finance your deferred commission assets. Supplementally provide us with your analysis of the guidance of FIN 46-R that resulted in your determination not to consolidate LFL. Your response should specifically address how you considered the criteria in paragraph 5 and 14 of FIN 46-R.

* It appears that Mr. Francis Ennis and Mr. David Shubotham are directors in Franklin Floating Rate Fund PLC as well as in LFL. Tell us whether any other officers, directors, or employees of you or your
affiliates are also officers or directors of LFL or are investors in
LFL.  Tell us how you considered the guidance of paragraphs 16 and
17
of FIN 46-R regarding related parties and de facto agents in your application of the guidance of FIN 46-R to LFL.

* Please revise your footnote disclosure to more clearly disclose your determination of whether you needed to consolidate the entities in which you are a significant variable interest holder. For such entities where you determined that consolidation was not required under FIN 46-R, briefly disclose why not.

* We may have further comment based on your response.

Note 21 - Fair Values of Financial Instruments

2. In future filings, please provide a tabular presentation of the fair value and carrying amount of the financial instruments you discuss in your disclosure. Refer to paragraph 10 of SFAS 107 as revised by SFAS 119. Provide drafts of your intended revisions.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Isa Farhat, Staff Accountant at (202) 824-
5418
or me at (202) 942-1816 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Kevin W. Vaughn
Branch Chief

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James R. Baio
Franklin Resources, Inc.
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